Berliner McDonald

A Professional Corporation

Attorneys at Law

5670 Greenwood Plaza Blvd.

Suite 418

Greenwood Village, Colorado 80111-2408

(303) 830-1700

(303) 830-1705 Fax

Steven W. McDonald
smcdonald@berlinermcdonald.com

January 12, 2006

By Facsimile and U.S. Mail

H. Christopher Owings

Lisa Beth Lentini

David Mittelman

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC  20549

Re:                               Sport-Haley, Inc. – SEC Comment Letter dated November 16, 2005

Lady and Gentlemen:

As you know, this firm represents Sport-Haley, Inc. (the “Company”).  After our discussion on the telephone on December 21, 2005 regarding the Company’s additional response, dated December 13, 2005, to your comment letter of November 16, 2005, the Company has the following additional responses to your comment letter dated November 16, 2005.  This additional response letter is also being filed electronically on EDGAR as correspondence.

Additional Responses to Staff Comments

We have the following additional responses to the Staff’s comments in the same numbering sequence as stated in your letter.

Facing Page

1.                                       §12(g) Registration Status.  The Company has determined to file a registration of its common stock pursuant to §12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 10.  The Form 10 was filed on January 11, 2006.

As you know, the Company took the position that its common stock had been registered pursuant to §12(g), by virtue of the application of Rule 12g-2, and the Company has conducted itself as though its common was so registered since 1998.  Given the Company’s history of providing that degree of public disclosure required of §12(g) filers since November 1998 (and since April 1994, as a §12(b) filer), and its good faith belief that its common shares had been properly registered under §12(g), we hope that the staff will consider expediting the Form 10 by not reviewing it and expeditiously granting a request to accelerate its effectiveness.

As I mentioned in my telephone conversation with David Mittelman on January 4, 2006, the Company has notified The Nasdaq Stock Market, Inc., where its common shares trade on the National Market, of the Company’s noncompliance with NASD Marketplace Rule 4440(a), which requires issues listed on Nasdaq National Market to be registered under §12(g)(1).  The Company represented to Nasdaq that it would file the Form 10 to rectify this situation as soon as practicable and would continue to make those SEC filings during the time the registration statement is pending as if the Company’s common stock were registered under §12(g).  With those representations, the Nasdaq representatives stated that Nasdaq would grant the Company a period of time in which to cure the noncompliance.  The Nasdaq representatives stated that this cure period would be given to the Company in a letter, which has not yet been received.

Market for Registrant’s Common Equity and Related Shareholder Matters, page 11

2.                                       The Company is filing today an amendment to its annual report on Form 10-K for the period ended June 30, 2005.  The amendment contains an explanatory note which identifies the areas being amended.

In the above-titled section, the amended disclosure sets forth the number of record holders as of the most recent fiscal year and explains the method used to determine the number of holders.  Further, the amended disclosure contains a table showing the number of record holders for prior years, determined in the same manner.

We trust that the foregoing filings adequately address the concerns expressed in your comment letter.  If not, please call me to discuss.

Very truly yours,

BERLINER MCDONALD P.C.

/s/ Steven W. McDonald
Steven W. McDonald

SWM:tdt

Enclosures

cc:                                 Donald W. Jewell

Patrick W. Hurley

Bill Evert, Hein & Associates LLP